TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

November 23, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release Dated November 22, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

12/13

File No. 82-34876

TRILOGY ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

November 22, 2006

TRILOGY ENERGY TRUST IMPLEMENTS A NORMAL COURSE ISSUER BID

Trilogy Energy Trust ("TET" or the "Trust") (TSX:TET.UN) announced today that it has made the necessary filings, and received the necessary approvals, to make a normal course issuer bid through the facilities of the Toronto Stock Exchange. Trilogy may purchase up to 4,624,801 of its trust units ("Trust Units"), representing approximately 5% of the 92,566,681 Trust Units outstanding as at November 15, 2006, for cancellation under the bid. Purchases under the bid may be made during the period beginning on November 24, 2006 and ending on November 23, 2007, or on such earlier date as Trilogy may complete its purchases under the bid. The price Trilogy will pay for any Trust Units purchased under the bid will be the market price at the time of purchase.

Trilogy believes that, from time to time, the repurchase of its Trust Units for cancellation could represent an appropriate use of its funds to enhance the underlying value of its remaining Trust Units.

About TET

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

For further information, please contact:

James H.T. Riddell, President and Chief Executive Officer
Michael Kohut, Chief Financial Officer
John B. Williams, Chief Operating Officer
Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915